SECURITIES AND EXCHANGE COMMISSION
    Washington, D.C.  20549
    FORM 10-K
    [X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended January 31, 1994

    Commission file number 0-4769

    DOLLAR GENERAL CORPORATION

    (Exact name of Registrant as Specified in its Charter)

    KENTUCKY                                61-0502302
    (State or other jurisdiction of         (I.R.S. Employer
    incorporation or organization)          Identification Number)

    104 Woodmont Boulevard
    Suite 500
    Nashville, Tennessee 37205
    (Address of principal executive offices, zip code)

    Registrant's telephone number, including area code: (615) 783-2000

    Securities registered pursuant to Section 12(b) of the Act:  None

    Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.50

    Indicate by check mark whether the Registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and
    (2) has been subject to such filing requirements for the past 90
    days.  Yes  X   No

         Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

         Aggregate market value of the Common Stock of the Registrant held by non-affiliates of the Registrant as of April 14, 1994 is $1,068,246,580 based upon the last reported sale price on such date by the Nasdaq Stock Market. The market value calculation assumes that all shares beneficially held by members of the Board of Directors of the Registrant are shares owned by "affiliates," a status that each of the directors individually disclaims.

         The number of shares of common stock outstanding as April 14, 1994, was 54,496,967.

    Documents Incorporated by Reference

    Document                                     Where Incorporated

    Registrant's Proxy Statement                      Part III
         Relating to the Annual Meeting of
         Stockholders to be Held on June 6, 1994.

    PART I

    Item 1.   Business
    General
         The following text contains references to years 1994, 1993 and 1992 which represent fiscal years ended January 31, 1994, January
    31, 1993 and January 31, 1992, respectively.
         Dollar General Corporation (the "Company") was organized in
    1939 as J. L. Turner and Son, Inc. under the laws of the Commonwealth of Kentucky. In 1968, the Company changed its name to Dollar General Corporation. Today, the Company seeks profitable growth by providing value in hard- and soft-goods merchandise to low-, middle- and fixed-income families. The Company sells this general merchandise at retail through a chain of 1,800 small Company-owned stores in 24 states. The Company-owned stores, located predominantly in small towns in the midwestern and southeastern United States, operate under the name "Dollar General Stores."
         The Company's mission is "SERVING OTHERS! Serving Our Customers...with greatest everyday value. Serving Our Shareholders...with superior return on investment. Serving Our Employees...as partners in total development." In order to carry out its mission, the Company has developed a strategy which includes the following principal elements:
                   LOW-, MIDDLE- AND FIXED-INCOME CUSTOMERS.  The
              Company seeks to serve the basic product needs of low-, middle- and fixed-income consumers.
                   EVERYDAY LOW PRICES.  The Company's buying strategy
              enables the Company to offer quality merchandise at everyday low prices. The Company emphasizes even-dollar price points and believes its prices are generally below those of its competitors. The majority of products in Dollar General Stores are priced at $10 or less, with the most expensive item generally priced at $35.

                   FOCUSED ASSORTMENT OF MERCHANDISE. The Company is committed to offering a focused assortment of quality, basic merchandise in a number of core categories. The Company offers hardgoods, including health and beauty aids, cleaning supplies, housewares, stationery and seasonal goods. The Company also markets the basics in softgoods, including apparel for the whole family, shoes and domestics. The Company strives at all times to be "in stock" in basic merchandise in its core categories.
                   LOW OPERATING COSTS.  The Company maintains strict
              overhead cost controls and locates stores in neighborhoods where store rental and operating costs are low.
         The Company's business is seasonal in nature. Due to the holiday season, the fourth quarter usually reflects significantly higher net sales and net income than other quarters. The first quarter is usually the least profitable due largely to the traditionally slow after-Christmas sales period.

    Merchandise
         The merchandise mix of the Company has shifted over the past three years, with hardgoods sales showing a 5% incremental increase of total sales. The increase in hardgoods' sales has occurred in part because of a determined commitment to keep hardgoods in stock, an increased emphasis on private label ("DG Signature") products, and an expanded selection of brand-name merchandise. The following table shows an approximate percentage of 1994, 1993, and 1992 Dollar General Store sales by product category.

                        PERCENTAGE OF SALES
                        1994      1993      1992
    HARDGOODS           65%       64%       60%
    SOFTGOODS           35%       36%       40%

         Dollar General Stores offer quality, basic merchandise at everyday low prices. The Company believes that its merchandising strategy generates frequent repeat customer traffic. The Company is able to offer everyday low prices to its customers in large part because its buying staff negotiates low purchase prices. The Company purchases its merchandise from a wide variety of suppliers, with no supplier accounting for more than 1.5% percent of the Company's purchases during 1994.
         The Company buys quality hardgoods and softgoods on a regular basis and supplements its inventory with manufacturers' overruns, closeouts and irregulars which sell at a discount from regular retail prices. Irregular softgoods have minor production flaws and are purchased by the Company from manufacturers on a regular basis. During 1994, approximately 10% of the Company's purchases of softgoods were manufacturers' overruns, closeouts or irregular merchandise. In addition, approximately 8% of the Company's hardgoods purchases were closeout merchandise. Approximately 25% of the Company's softgoods merchandise and 45% of the hardgoods merchandise in 1994 consisted of brand-name merchandise, down from 30% and 50%, respectively, in 1993. Although the total percentage of brand-name merchandise is down from 1993, the Company has expanded the selection of such merchandise in order to offer the customer a broader assortment of brand-named goods. Because the Company offers primarily quality, basic merchandise, it believes its risk of inventory obsolescence is low. However, the limited quantities of obsolete merchandise are periodically marked down to remove such merchandise from inventory.
         The Company's policy is to provide everyday low prices. The Company emphasizes even-dollar pricing of its merchandise, most of which is priced at $1 and in increments of $1, with the most expensive item generally priced at $35. The Company believes even-dollar pricing facilitates the customer's perception of value. In addition, the Company believes even-dollar pricing disciplines its buyers to continually negotiate purchase prices that conform to a limited number of retail price points.
         The Company's stores regularly receive merchandise shipments from Company distribution centers in Scottsville, Kentucky and Homerville, Georgia and directly from suppliers.

    The Dollar General Store
         The typical Dollar General Store has approximately 6,000 square feet of selling space and is operated by a manager and two or more sales clerks. In 1994, the Company benefited from rental costs of approximately $3.20 per square foot of selling space. Approximately 75% of the Dollar General Stores are situated in communities with populations of 25,000 or less. Approximately 55% of the Company's stores are located in strip shopping centers, with the balance in free-standing or downtown store buildings. Store sites have been relatively easy to find, and the Company does not anticipate difficulty in finding suitable locations in the future. The Company's policy is to negotiate low-cost, short-term leases, usually three years, with renewal options when available. These leases allow closing of unsatisfactory locations with minimal cost to the Company.
         The Company opened 183 net new stores in 1994, and expects to open a net 180 stores in fiscal 1995. The Company's store growth is summarized by the following table:

                                            NET       STORES
    FISCAL    BEGINNING STORES    STORES    STORES    AT YEAR
    YEAR      OF YEAR   OPENED    CLOSED    OPENED    END
    1994      1,617     251       68        183       1,800
    1993      1,522     146       51        95        1,617
    1992      1,461     118       57        61        1,522

         In addition to opening new Dollar General Stores, the Company's management is continually working to improve the performance of the existing stores. The Company has instituted numerous internal accounting and auditing measures to control inventory levels and to reduce inventory shrinkage. The shrinkage-to-sales ratio for 1994 was 2.7% compared to 2.4% for 1993 and 3.0% in 1992. The Company's management finds even this slight increase in shrinkage unacceptable and has implemented for fiscal 1995 a comprehensive action plan designed to reduce shrinkage.
    As a part of this plan, the Company is purchasing bar-code scanning equipment for all of its stores and additional scanning equipment for its distribution centers.

         Same-store sales (i.e., those stores that were opened before the beginning of the prior fiscal year and that have been opened throughout both the prior and current fiscal years) showed an 11.2% increase in 1992, a 15.5% increase in 1993, and a 12.7% increase in 1994. The average Dollar General "same-store" generated annual sales of $662,000 in 1994, as compared to $600,000 in 1993. In addition, at January 31, 1994, the Company served as wholesaler for 13 retail stores operating under the Dollar General name but owned by others. Revenues from sales to these retail stores amounted to less than 0.5% of the Company's gross revenue in 1994.

    Employees
         The Company and its subsidiaries have approximately 10,400 full and part time employees including regional managers, district managers, store managers, clerks, and distribution center and office personnel. Approximately 6,000 employees are employed on a full-time basis, working at least 30 hours per week.

    Competition
         The business in which the Company is engaged is highly competitive. The Company competes with discount stores which also sell popularly-priced merchandise and with all types of retailers, including department stores, variety stores, mail order chains and specialty stores. Some of the largest retail merchandising companies in the nation have stores in some of the areas where the Company operates. Management believes that it competes primarily by offering quality, basic merchandise at the consistently lowest everyday cash price. Dollar General Stores operate on a cash basis and do not accept credit sales.

    Executive Officers of the Company
         The names, ages and positions with the Company of its executive officers as of April 14, 1994, are as follows:

    NAME                AGE  POSITION                 EXECUTIVE OFFICER SINCE:
    Cal Turner, Jr.     54   Chairman of the Board,   1966
                             President and Chief
                             Executive Officer
    Bob Carpenter       46   Vice President and Chief 1981
                             Administrative Officer
    Michael Ennis       40   Vice President           1988
                             Merchandising Operations
    Troy Fellers        52   Vice President           1991
                             Distribution
    C. Kent Garner      47   Vice President,          1992
                             Treasurer and Chief
                             Financial Officer
    Tom Hartshorn       43   Vice President           1992
                             Merchandising Operations
    Ron Humphrys        44   Vice President           1992
                             Merchandise Development
    J. Holger Jensen    47   Vice President           1994
                             Information Resources
    Scott Northcutt     32   Vice President           1992
                             Human Resources
    Leigh Stelmach      54   Executive Vice President 1989
                             Operations
    Robert K. Voss      44   Executive Vice President 1993
                             Merchandising

         All executive officers of the Company serve at the pleasure of the Board of Directors. Only Messrs. Turner, Carpenter and Ennis have been employed by the Company as executive officers for more than the past five years. The following is a brief summary of the business experience of the executive officers:
         Mr. Turner joined the Company in 1965 and was elected President and Chief Executive Officer in 1977. Mr. Turner has served as Chairman of the Board since January, 1989.
         Mr. Carpenter joined the Company in 1981 as Vice President-- Administration and General Counsel. From 1987 to 1993, Mr. Carpenter served as Vice President--

    Administration, Chief Counsel and Corporate Secretary. Mr. Carpenter was named Chief Administrative Officer in 1993.
         Mr. Ennis joined the Company as Vice President--Merchandising in February 1988 and was named Vice President Merchandising Operations in 1993. From April 1986 to February 1988, Mr. Ennis served as Regional Merchandise Manager for McCrory/T. G. & Y. and as Regional Vice President, from June 1985 to April 1986. Prior to that, he was Regional Merchandise Manager from January 1985 to June 1985 and District Manager--Store Operations from February 1983 to January 1985 of the Dollar T Stores division of T. G. & Y. Mr. Ennis served for over 15 years in various capacities with McCrory/T. G. & Y. Stores Co.
         Mr. Fellers became Vice President--Distribution in March 1991. He joined the Company in September 1989 as Director of Distribution. From 1986 to September 1989, Mr. Fellers was Facility Manager of a major distribution complex of McCrory Stores in Clinton, South Carolina. Before joining McCrory Stores Co. in 1986, he was General Manager--Distribution from 1984 to 1986 for T.
    G. & Y. Stores. Mr. Fellers was Regional Distribution Manager for a Ben Franklin division of Household Merchandising, Inc. from 1981 to 1984 and warehouse manager for its Coast to Coast Stores from 1964 to 1981.
         Mr. Garner joined the Company in his current capacity--Chief Financial Officer--in December, 1992. Prior to joining the Company, he served as Treasurer of Vulcan Materials Company from August, 1982 to November, 1992. Before joining Vulcan Materials, Mr. Garner served for nine years with Continental Bank in various planning, commercial lending, and management capacities.
         Mr. Hartshorn joined the Company as Vice President--Operations in January 1992 and was named Vice President Merchandising Operations in 1993. Prior to that he was Director--Store Operations for McCrory Stores/T. G. & Y. During his career with McCrory/T. G. & Y., he held positions in store management, as well as district and regional field management. He served with McCrory/T. G. & Y. from 1967 until joining the Company in 1992.
         Mr. Humphrys became Vice President--Merchandise Development in March 1992. He has worked for the Company since 1971 and has held a variety of positions in merchandising.
         Mr. Jensen joined the Company in his current capacity--Vice President Information Resources--in April, 1994. Prior to joining the Company, he served as Vice President of Management Information Systems for OW Office Warehouse, Inc., from 1991 until 1994. Prior to that he was Director of MIS for K's Merchandise Mart from 1990 to 1991, a Management Consultant for Retail Management Consulting from 1987 to 1990, and Consultant and Vice President of MIS for Wickes Companies, Inc. from 1985 to 1987. Mr. Jensen began his career in MIS with Manville Corporation in 1970, where he held various positions, including Vice President of Information Services from 1982 to 1985.
         Mr. Northcutt became Vice President--Human Resources in March 1992. He joined the Company in May, 1988 as Director of Training and was subsequently promoted to Director of Human Resources.
    Prior to joining the Company, he served as Director of Human Resources for Begley Co., Richmond, Kentucky, from 1985 to 1988.
         Mr. Stelmach joined the Company in June 1989 as Vice President Merchandising/Operations and was named Executive Vice President, Operations in 1993. Prior to that he was President and Chief Operating Officer of Fred's Stores/Baddour, Inc. where he held various senior management positions since 1986. Before joining Fred's, Mr. Stelmach was Senior Vice President of Howard's Discount in Monroe, Louisiana from 1984-1986 and Senior Vice President of Grand Central/Fred Meyer, in Salt Lake city, Utah from 1980 to 1984. Mr. Stelmach began his retailing career in 1965 with Target Stores, Inc. where he held various operating management positions.
         Mr. Voss joined the Company in his current capacity--Executive Vice President, Merchandising--September, 1993. Prior to joining the Company, he served as President & CEO of Gramex Corporation from February, 1991 to July, 1993. Before joining Gramex Corporation, Mr. Voss was Executive Vice President for Staples, Inc., from February, 1990 until February, 1991. Mr. Voss began his retailing career in 1975 with WalMart Stores, Inc., where he held various senior management positions until 1990.

    Item 2.   Properties
         As of January 31, 1994, the Company operated 1,800 retail stores located in states as follows:

    STATE     NUMBER OF STORES    STATE          NUMBER OF STORES
    Alabama    61                 Mississippi     53
    Arkansas   58                 Missouri       128
    Delaware    8                 Nebraska        13
    Florida   148                 North Carolina  50
    Georgia    81                 Ohio            82
    Illinois  111                 Oklahoma        62
    Indiana   108                 Pennsylvania    72
    Iowa       47                 South Carolina  30
    Kansas     39                 Tennessee      160
    Kentucky  149                 Texas           77
    Louisiana  70                 Virginia       104
    Maryland   28                 West Virginia   61

         Substantially all of the Company's stores are on leased premises. The individual store leases vary as to their respective terms, rental provisions and expiration dates. In 1994, the Company's total rental expenses were approximately $34,351,000 or about $3.20 per square foot of selling space. Leases for approximately 323 locations contain options to renew for additional terms ranging from one to five years. It is the Company's policy to negotiate short-term leases so that it can adjust quickly to shifts in population and business centers. As of January 31, 1994, the Company's stores had an average remaining lease life of 25 months.
         The Company owns a distribution complex and its administrative offices in Scottsville, Kentucky. The Company's total warehouse area in Scottsville,

    Kentucky is approximately 590,000 square feet. The Company also owns a distribution center containing approximately 500,000 square feet in Homerville, Georgia, which includes an expansion of 250,000 additional square feet substantially completed in the third quarter of 1993. In February 1994, the Company announced plans to open a new 500,000 square foot distribution center near Ardmore, Oklahoma. This facility is expected to be fully operational in early calendar 1995.
         The Company also maintains executive offices in approximately 20,000 square feet of leased space at 104 Woodmont Boulevard, Nashville, Tennessee. The Company's five-year lease runs to September, 1996.

    Item 3.   Legal Proceedings
         There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party, or to which any of its property is subject.

    Item 4.   Submission of Matters to a Vote of Security Holders
         No matters were submitted to shareholders during the fourth quarter ended January 31, 1994.

                                  PART II

    Item 5. Market for the Registrant's Common Stock and Related Security Holder Matters
              The Company's Common Stock is traded on the Nasdaq Stock Market under the symbol "DOLR." The range of the high and low closing prices of its stock for each full quarter during the two most recent fiscal years, as reported in the automated quotation system, is shown in the table below. Prices have been restated to reflect a five-for-four stock split distributed April 15, 1994.
    As of April 14, 1994, the Company had approximately 3,100 shareholders of record.

                        FIRST     SECOND    THIRD     FOURTH
    FISCAL YEAR         QUARTER   QUARTER   QUARTER   QUARTER
    HIGH                $18 1/2   $21 3/4   $26 1/2   $24
    LOW                  13 5/8    15 3/4    18 3/4    18 5/8
    DIVIDEND AS
      DECLARED          .05       .05       .05       .05

                        FIRST     SECOND    THIRD     FOURTH
                        QUARTER   QUARTER   QUARTER   QUARTER
    HIGH                $11 5/8   $11 5/8   $13 5/8   $15 1/2
    LOW                 9 1/2       9 5/8    11 1/4    12 3/4
    DIVIDEND AS
    DECLARED            .05       .05       .05       .05

    Item 6.  Selected Financial Data
    FIVE-YEAR SUMMARY (Dollars in thousands except per share amounts and operating data)

                                     January     January  January  January  January
    Summary of Operations:           31, 1994    31,1993  31,1992  31,1991  31, 1990
    Net Sales                        $1,132,995  $920,698 $754,426 $653,151 $615,148
    Gross Profit                     $  325,998  $267,109 $215,481 $187,388 $180,729
    Income before Taxes on Income    $   78,004  $ 58,222 $ 34,680 $ 23,087 $ 20,320
    Net Income                       $   48,557  $ 35,574 $ 21,502 $ 14,616 $ 12,377
    Net Income as a % of Sales       4.3         3.9      2.9      2.2      2.0

    Per Common Share Results:
    Net Income per share(a)          $     1.13   $   0.84 $   0.52 $   0.37 $   0.32
    Net Income per share(b)          $     0.90   $   0.67 $   0.42 $   0.30 $   0.25
    Cash Dividends per Share
         As Declared                 $     0.20   $   0.20 $   0.20 $   0.20 $   0.20
         As adjusted(b)              $     0.16   $   0.12 $   0.12 $   0.12 $  0.12
    Weighted Average Shares(000)(a)  43,060       42,436   41,111   39,338   39,226
    Weighted Average Shares(000)(b)  53,825       53,045   51,389   49,172   49,033
    Financial Position:
    Assets                           $  397,237   $316,394 $237,346 $207,737 $193,790
    Long-term Obligations            $    5,711   $  7,013 $  8,314 $ 11,834 $  6,824
    Shareholders' Equity             $  240,717   $189,765 $150,986 $131,717 $120,640
    Inventory Turn                   3.1          2.7      2.6      2.5      2.7
    Return on Avg. Assets (%)        13.6         12.9     9.7      7.3      6.1
    Return on Avg. Equity (%)        22.6         20.9     15.2     11.6     10.7
    Operating Data:
    Company Owned Stores at End of
      Period                         1,800        1,617    1,522    1,461    1,378
    Franchised Stores at End of
      Period                         13           14       14       15       16
    Year-end Selling Sq.Feet(000)    10,724       9,341    8,522    8,085    7,682
    Average Selling Sq.Feet(000)      9,856       8,975    8,290    7,857    7,516
    Sales per Average Sq. Foot       $115         $103     $91      $83      $82
    Hardgoods Sales %                65           64       60       55       56
    Softgoods Sales %                35           36       40       45       44
    (a)Before adjustment for April 15, 1994, five-for-four stock split.
    (b)As adjusted to give retroactive effect to the April 15, 1994, five-for-four split

         Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following text contains references to years 1994, 1993 and 1992 which represent fiscal years ended January 31, 1994, 1993 and 1992, respectively.

    GENERAL

         Several significant programs implemented or continued during 1994 enabled the Company to exceed the $1 billion sales level and to achieve for the third consecutive year double digit same-store sales gains and record earnings. Increasing significantly the number of new store openings, introducing chain-wide electronic cash registers, continuing emphasis on our everyday low pricing strategy and further improving our stores' in-stock levels were the principal reasons for the Company's success this year.
    Importantly, we expect that each of these programs will continue to improve our service to our customers and to contribute to the Company's future performance.

    Early in 1994, the Company reorganized its new-store development effort and expanded its real estate training program. It created a powerful partnership between more than 100 district managers and 6 real estate representatives. The resulting teamwork enabled the Company to open 251 new stores during the year, the highest number ever. The Company also closed 68 of its least profitable stores during the year.

    STORES OPENED
              1ST QRTR  2ND QRTR  3RD QRTR  4TH QRTR  TOTAL
    1994      53        58        81        59        251
    1993      41        37        35        33        146
    1992      29        26        33        30        118

    In 1994, the Company completed the first of two planned improvements in its information technology for store operations. After testing various electronic cash registers in many of its stores during 1993, the Company selected the Omron 3510 register for use in all of its stores. In the summer of 1994, Omron registers were installed chain-wide. These registers simplify several aspects of store operations and permit better inventory management. Customer checkout and register closeout procedures have been simplified. Sales by department and bank deposits are reported electronically each day thereby eliminating time-consuming paperwork for the store staff and improving cash management. If warranted, these registers can be upgraded to capture stock keeping unit information at the point of sale.

    The second planned technological improvement for store operations is the introduction of hand-held scanners in the stores to permit faster and more accurate receipt and ordering of merchandise, payroll reporting, inventory counts and delivery-trailer security. Testing of the Symbol hand-held scanners is nearly complete. The Company plans to have these scanners fully operational in all stores in the first half of fiscal 1995.

    In an effort to improve profitability, and as a result of the Company's strategy of offering everyday low prices as opposed to periodic "sale" pricing, the Company again reduced the number of its advertising circulars. Management believes that each reduction in the number of advertising circulars results in only a temporary reduction of same-store sales. In fiscal 1995, the Company will again distribute 4 circulars. To ensure maximum impact, circulars were mailed and will continue to be "solo" mailed to current and prospective customers as opposed to the past practice of combining the Company circulars with the mailings of other retailers in newspapers.

                             Advertising as a    Sales Store
             Circulars       of Sales            Sales Growth
    1994      4              1.3%                12.7%
    1993      5              1.5%                15.5%
    1992      6              1.7%                11.2%
    1991      7              2.0%                1.7%
    1990      9              2.0%                (1.2%)
    1989      11             2.5%                4.5%
    1987      13             3.0%                2.3%

    RESULTS OF OPERATIONS

    The following table sets forth certain items in the consolidated statements of income expressed as a percentage of net sales for the periods indicated.

                                Fiscal year ended January 31
                                  1994      1993      1992
    Net Sales                     100.0%    100.0%    100.0%
    Gross profit                  28.8      29.0      28.6
    Selling,general and
        administrative exp.       21.7      22.4      23.6
    Interest expense               0.2       0.3       0.4
    Income before taxes on income  6.9       6.3       4.6
    Provision for taxes on income  2.6       2.4       1.7
    Net income                     4.3%      3.9%      2.9%

    Net Sales - Net sales for 1994 totaled $1,133.0 million, an increase of 23.1%, or $212.3 million more than the 1993 level of $920.7 million. The increase was the result of sales from 183 net new stores opened during the year and same-store sales increasing 12.7%. The Company defines same-stores as those that were opened before the beginning of the prior fiscal year and that have been open throughout both the prior and current fiscal years.
    Management believes the same-stores sales increase is primarily the result of better basic merchandise in-stock positions in the stores, improved item merchandising, and selected price rollbacks (markdowns). The price reductions made in softgoods were primarily in ladies apparel, shoes, lingerie and infants apparel. The price reductions in hardgoods were mainly in housewares and hardware.

    The sales mix during 1994 shifted slightly toward hardgoods which comprised 64.7% of sales compared with 63.9% in 1993. For the third consecutive year, the realized gross margin of hardgoods exceeded that of softgoods in 1994 by 2.8%. While the Company currently has no target sales mix, we believe that the softgoods price reductions made in 1994 and planned for fiscal 1995, better item selection and continued focus on basic apparel may increase the proportion of softgoods sold.

    Net sales for 1993 equaled $920.7 million, up $166.3 million or 22.0%, from 1992 sales of $754.4 million. The increase resulted from the net addition of 95 stores during 1993 and a 15.5% increase in same-store sales.

    Gross Profit - Gross profit for 1994 was $326.0 million, compared to $267.1 million and $215.5 million for 1993 and 1992, respectively. Gross profit as a percentage of sales was 28.8% in 1994 versus 29.0% in 1993. This slight decrease of 0.2% was due principally to higher distribution expenses, in part related to the operation of a seasonal warehouse during the second and third quarters, increased price reductions (markdowns), and higher inventory shrinkage. These factors more than offset a higher beginning inventory margin and a larger year-end LIFO credit inventory in 1994.

    Gross profit for 1993 was 29.0% of sales compared to 28.6% in 1992. This increase was mainly the result of lower shrinkage and a small retail last in, first out (LIFO) inventory credit versus a small charge in 1992.

    Selling, General and Administrative Expenses - Selling, general and administrative expenses for 1994 were $245.8 million, or 21.7% of sales, compared to $206.2 million, or 22.4% of sales in 1993. Total expenses increased 19.2% principally as a result of higher salaries and incentive compensation, rent, depreciation and supplies expenses. The 1994 expense-to-sales ratio is the lowest since 1984. Salary, rent and advertising expenses all declined as a percentage of sales as a result of tight control of overhead and the significant sales increase for the year. These decreases more than offset the increases in depreciation and supplies as a percentage of sales due to the greater number of stores and the operation of the expanded Homerville, Georgia distribution center for the entire year.

    Selling, general and administration expenses of $206.2 million in 1993 represented an increase of 16.1% from $177.7 million in 1992. This increase was the result of higher incentive compensation, including two new bonus programs implemented in 1993 for assistant store managers and all support employees not previously eligible for annual incentive bonuses. Rent expense also rose as a result of the 95 net new stores and increased contingent rent due to higher sales.

    Selling, general and administrative expenses in 1992 reflected an increase of 11.5% from $159.3 million in 1991. This increase was a result of sales from 61 net new stores opened during 1992 and increased same-store expenses. As a percentage of sales, selling, general and administrative expenses decreased to 23.6% in 1992 from 24.4% in 1991. This reduction resulted principally from the 11.2% increase in same-store sales exceeding the 5.3% increase in same-store expenses.

    Interest Expense - Interest expense decreased 17.4% to $2.2 million in 1994 from $2.7 million in the prior year. This decrease resulted from lower interest rates and the resolution of an income tax issue for which the Company had been accruing interest. Daily average total debt outstanding equaled $41.4 million in 1994 versus $38.0 million in 1993. Interest expense declined 15.3% to $2.7 million in fiscal 1993 from $3.1 million in 1992. The decrease resulted from lower interest rates.

    Provision for Taxes on Income - The effective income tax rates for 1994, 1993 and 1992 were 37.8%, 38.9% and 38.0%, respectively. The decrease in the 1994 rate was due mainly to the resolution of certain income tax issues and changes in state income tax apportionment rates. These changes more than offset the increase in the Federal statutory rate and a lower benefit from Targeted Jobs Tax Credits.

    Return on Equity and Assets - The ratio of net earnings to average shareholders equity was 22.6% in 1994 as compared to 20.9% and 15.2% in 1993 and 1992, respectively. Return on average assets increased to 13.6% in 1994 from 12.8% in 1993 and 9.7% in 1992.
    These improvements resulted from higher earnings.

    LIQUIDITY AND CAPITAL RESOURCES

    Cash Flows from Operating Activities - Net cash provided by operations equaled $36.2 million 1994, a decrease of $6.6 million, or 15.3%, from the 1993 amount. This decrease was due primarily to smaller increases in trade accounts payable related to greater merchandise imports and accrued expenses. The timing of income tax payments also contributed to the decrease. The $43.2 million net increase in inventories was largely offset by the increases in trade accounts payable and accrued expenses, $17.0 million and $10.2 million, respectively. The higher level of inventory was the result of the addition of 183 net new stores, more in-transit import merchandise and improved in-stock position in the stores. Trade accounts payable increased mainly due to higher inventory levels, and accrued expenses increased primarily due to accruals for workers' compensation claims and incentive compensation.

    Inventories rose by $44.1 million in 1993 principally as a result of opening 95 net new stores. The 1993 increase in accrued expenses resulted mainly from higher workers' compensation and incentive compensation accruals.

    Working Capital - Working capital increased to $166.8 million from $138.7 million, an increase of 20.2%. The 1994 year-end current ratio equaled 2.1 compared to 2.2 for 1993 as a result of proportionately greater increases in trade accounts payable and accrued expenses versus the increase in merchandise inventories.

                             1994      1993      1992
    Cash & cash equivalents  $ 35,365  $ 25,046  $  7,947
    Working capital (000)    $166,785  $138,711  $117,157
    Current ratio            2.1       2.2       2.6
    Inventory turn           3.1       2.7       2.6

    Cash Flows from Investing Activities - Capital expenditures in 1994 totaled $35.0 million compared to $25.7 million in 1993. Expenditures for new, relocated and remodeled stores increased to $20.8 million from $12.4 million in 1993. During 1994, the Company opened 251 new stores and relocated or remodeled 277 stores. The 1994 increase also included $4.8 million for the chain-wide installation of Omron electronic cash registers, $1.8 million for delivery trailers, $2.5 million for store fixtures, and $1.4 million for office expansion and remodeling. In 1993, the Company opened 146 new stores and relocated or remodeled 216 stores. Capital expenditures that year also included $8.5 million for the expansion of the Homerville distribution center and $2.0 million for store fixtures.

    Capital expenditures during 1993 equaled $24.7 million compared to $12.8 million during 1992. The increase in capital expenditures was due to $8.5 million spent to double the capacity and increase automation of the Homerville, Georgia distribution center and the opening of 146 new stores and remodeling of 216 existing stores versus 119 openings and 186 remodels in 1992.

    Capital expenditures during fiscal 1995 are estimated to be $55.0 million. This amount will include $20.0 million for the new distribution center to be built in Ardmore, Oklahoma, opening approximately 250 new stores, and a number of technology improvements including equipping all stores with Symbol hand-held scanners. The Company expects that its capital expenditure requirements will be met through internally generated funds supplemented by short-term borrowings and the possible issuance of long-term debt. Capital expenditures in the last three years are summarized below (amounts in thousands except number of stores):

                             1994      1993      1992
    New stores               $12,478   $ 6,146   $ 4,013
     Number of stores            251       146       119
    Remodels/relocations     $ 8,331   $ 4,301   $ 4,033
     Number of stores            277       216       186
    Omron registers          $ 4,843         0         0
    Distribution centers           0   $10,941   $ 2,322
    Retail store property    $ 1,291         0         0
    Other                    $ 8,027   $ 3,276   $ 2,432
    Total                    $34,970   $24,664   $12,800

    Cash Flows from Financing Activities - Total debt (including current maturities and short-term borrowings) at year end equaled $25.0 million in 1994, $18.3 million in 1993, and $22.5 million in 1992. Long-term debt at year end was $5.7 million, a decrease of $1.3 million from 1993. Total debt (including current maturities and short-term borrowings) to equity increased slightly to 10.4% from the 1993 level of 9.7%.

    Because of the large impact of seasonal buying (e.g., Christmas and back-to-school purchases), the Company's working capital requirements vary significantly during the year. These working capital requirements are financed by short-term borrowings under the Company's $65.0 million revolving credit-term loan agreement and its short-term bank lines of credit which totaled $35.0 million at year-end 1994.

    Seasonal working capital requirements will continue to be serviced through cash flow provided by operating activities supplemented by the revolving credit/term loan facility and credit lines mentioned above.

                             1994      1993      1992
    Total debt/equity        10.4%     9.7%      14.9%
    Long-term debt/equity     2.4%     3.7%       5.5%
    Average daily use of debt:
    Short-term (000)         $34,102   $29,323   $22,750
    Long-term (000)          $ 7,335   $ 8,661   $10,577
    Total (000)              $41,437   $37,984   $33,327
    Maximum outstanding
       Short-term debt (000) $70,909   $57,000   $48,400

    Common Stock - Common stock issued during 1994 totaled 18,856,000 shares valued at $9.4 million. Comparable figures in 1993 were 11,661,000 shares and $5.8 million. All common stock issued in both years was related to declared stock splits. Shares of treasury stock were reissued in transactions with the employee stock ownership pension plan and the employee stock incentive plan. No preferred shares have been issued.

    Effects of Inflation, Changing Prices and Legislative Initiatives - Although the Company has experienced increases in certain selling, general and administrative expenses in 1994, 1993 and 1992, the Company believes that inflation had a limited impact on its overall operations during these fiscal years. In particular, the effect of inflation on cost of goods sold has been minimal as reflected by the small decline in LIFO reserves in 1994 and 1993 and the small increase in 1992.

    The Company continues to monitor legislative initiatives proposed by the current administration which may adversely affect the entire business community, and if passed, could increase the Company's operating costs.

    Item 8.   Financial and Supplementary Data

    CONSOLIDATED BALANCE SHEETS
    for the years ended January 31, 1994 and 1993
    (Dollars in thousands)

    Assets                                                    1994           1993
    Current assets
         Cash and cash equivalents                         $ 35,365       $  25,046
         Merchandise inventories                            260,042         216,843
         Deferred income taxes                                9,664           7,635
         Other current assets                                 8,397           6,197
         Income taxes                                         1,563               0

              Total current assets                          315,031         255,721

    Property and equipment, at cost:
         Land                                                   266             219
         Buildings                                           23,062          20,970
         Furniture, fixtures and equipment                  101,499          72,326

                                                            124,827          93,515

         Less accumulated depreciation                       47,322          37,373
                                                             77,505          56,142
    Other assets                                              4,701           4,531

                                                            397,237         316,394

    Liabilities and Shareholders' Equity
    Current liabilities:
         Current portion of long-term debt                    1,302           1,300
         Short-term borrowings                               18,000          10,000
         Accounts payable                                    81,038          64,025
         Accrued expenses                                    47,906          37,670
         Income taxes                                             0           4,015
              Total current liabilities                     148,246         117,010
    Long-term debt                                            5,711           7,013
    Deferred income taxes                                     2,563           2,606


    Commitments
    Shareholders' equity:
         Common stock, par value $.50 share:
              Shares authorized:  100,000,000
              Issued:  1994-54,497,000; 1993-35,641,000       27,248         17,820
         Additional paid-in capital                           65,857         57,246
         Retained earnings                                   151,165        119,580

                                                             244,270        194,646

    Less treasury stock, at cost:
         Shares:  1994-1,746,000; 1993-2,900,000               3,553          4,881
    Total shareholders' equity                             $ 240,717      $ 189,765
                                                           $ 397,237      $ 316,394
    The accompanying notes are an integral part of the consolidated financial statements.

    CONSOLIDATED STATEMENTS OF INCOME
    for the years ended January 31, 1994, 1993 and 1992
    (Dollars in thousands except per share amounts)

                                                             1994                         1993               1992
                                                                     % of                     % 0f                % of
                                                                     Net                      Net                 Net
                                                      Amount         Sales          Amount    Sales       Amount  Sales
    Net Sales                                         $1,132,995     100.0%         $920,698  100.0%    $754,426  100.0%
    Cost of goods sold                                   806,997      71.2           653,589   71.0      538,945   71.4
      Gross Profit                                       325,998      28.8           267,109   29.0      215,481   28.6
    Selling, general and administrative                  245,802      21.7           206,233   22.4      177,668   23.6
      Operating profit                                    80,196      7.1             60,876    6.6       37,813    5.0
    Interest expense                                       2,192      0.2              2,654    0.3        3,133    0.4
      Income before taxes on income                       78,004      6.9             58,222    6.3       34,680    4.6
    Provisions for taxes on income                        29,447      2.6             22,648    2.4       13,178    1.7
    Net income                                        $   48,557      4.3           $ 35,574    3.9     $ 21,502    2.9
    Net income per common share                       $1.13                         $0.84               $0.52
    Weighted average number of common
    shares outstanding (000)                          43,060                        42,436              41,111

    As adjusted to give retroactive effect to the five-for-four stock split distributed
    April 15, 1994:

    Net income per common share                       $0.90                         $0.67               $0.42
    Weighted average number of common shares
    outstanding (000)                                 53,825                        53,045              51,389

    The accompanying notes are an integral part of the consolidated financial statements.

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the years ended January 31, 1994, 1993 and 1992
    (Dollars in thousands)

                                                 Common         Additional                    Treasury
                                                 Stock           Paid-in       Retained        Stock
                                                 Amount          Capital       Earnings        Amount
    Balances, January 31, 1991                   $11,070        $21,676        $ 105,443      $ 6,472

    Net income                                                                    21,502
    11-for-10 stock dividend, July 1, 1991           920         26,676          (27,596)
    Cash dividends, $.20 per share                                               ( 3,983)
    Reissuance of treasury stock under
      employee stock incentive plans
      (247,191 shares)                                           (  221)                       (  420)
    Tax benefit from exercise of options                          1,332
    Transfer to employee pension plan
      (24,085 shares)                                               179                        (   40)

    Balances, January 31, 1992                   $11,990        $49,642        $  95,366      $ 6,012

    Net income                                                                    35,574
    5-for-4 stock split, April 15, 1992            2,556                         ( 2,556)
    5-for-4 stock split, Feb. 26, 1993             3,274                         ( 3,274)
    Cash dividends, $.20 per share                                               ( 5,530)
    Reissuance of treasury stock under
      employee stock incentive plans
      (634,779 shares)                                            3,832                        (1,114)
    Tax benefit from exercise of options                          3,672
    Transfer to employee pension plan
      (10,221 shares)                                               220
                                                                                (     17)
    Other                                                        (  120)

    Balances, January 31, 1993                   $17,820        $57,246        $ 119,580      $ 4,881

    Net income                                                                     48,557
    5-for-4 stock split, August 23, 1993           4,150                        (   4,150)
    5-for-4 stock split, April 5, 1994             5,278                        (   5,278)
    Cash dividends, $.20 per share                                              (   7,544)
    Reissuance of treasury stock under
      employee stock incentive plans
      (790,104, shares)                                           2,474                        (1,306)
    Tax benefit from exercise of options                          5,796
    Transfer to employee pension plan
      (12,979 shares)                                               341                        (   22)

    Balances, January 31, 1994                   $27,248        $65,857        $ 151,165      $ 3,553

    The accompanying notes are an integral part of the consolidated financial statements.

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    for the years ended January 31, 1993 and 1992
    (Dollars in thousands)

                                                      1994      1993      1992
    Cash flows from operating activities:
        Net Income                                    $48,557   $35,574   $21,502
        Adjustments to reconcile net income to net
        cash provided by operating acitvities:
         Depreciation and amortization                 11,729     8,229     6,681
           Deferred income taxes                      ( 2,072)  ( 2,343)  ( 1,899)
        Change in operating assets and liabilities:
            Merchandise inventories                   (43,199)  (44,088)  (17,963)
            Accounts payable                           17,013    26,243     6,295
            Accrued expenses                           10,236    14,637     7,567
            Income taxes                                5,578)    3,713   ( 6,294)
            Other                                      (  490)      748     1,429

    Net cash provided by operating activities          36,196    42,713    17,318

    Cash flows used in investing activities:
        Purchase of property and equipment            (34,970)  (24,664)  (12,800)
        Net cash used in investing activities         (34,970)  (24,664)  (12,800)

    Cash flows used in financing activities:
        Issuance of short-term borrowings              62,009    51,320    44,203
        Repayments of short-term borrowings           (54,009)  (54,177)  (38,584)
        Repayments of long-term debt                  ( 1,300)  ( 1,298)  ( 3,812)
        Payment of cash dividends                     ( 7,544)  ( 5,530)  ( 3,983)
        Proceeds from exercise of stock options         3,780     4,946       199
        Tax benefit from stock option exercises         5,796     3,672     1,332
        Other                                             361       117       219

    Net cash provided by (used in) financing
       activities                                       9,093   (   950)  (  426)

    Net increase in cash and cash equivalents          10,319    17,099     4,092
    Cash and cash equivalents, beginning of year       25,046     7,947     3,855
    Cash and cash equivalents, end of year            $35,365   $25,046   $ 7,947

    Supplemental cash flow information
    Cash paid during year for:
    Interest                                          $ 1,980   $ 2,007   $ 3,416
    Income taxes                                      $31,542   $17,524   $19,472
    The accompanying notes are an integral part of the consolidated financial statements.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    1.  Accounting Policies:
    The Company sells general merchandise on a retail basis almost exclusively through company-owned stores. Its significant accounting policies follow:

    Basis of presentation - The following notes contain references to years 1994, 1993 and 1992 which represent fiscal years ended January 31, 1994, January 31, 1993 and January 31, 1992. The consolidated financial statements include all subsidiaries. Intercompany transactions have been eliminated.

    Cash and cash equivalents - Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

    Inventories - Inventories are stated at cost, using the retail last-in, first- out (LIFO) method which is not in excess of market. The excess of current cost over LIFO cost was $27.0 million and $28.3 million at January 31, 1994, and 1993, respectively. The LIFO reserves decreased by $1.3 million in 1994 and $0.7 million in 1993, and increased by $0.3 million in 1992.

    Preopening costs - Preopening costs for new stores are expensed as incurred.

    Property and equipment - Property and equipment are recorded at cost. The Company provides for depreciation of buildings and equipment on a straight line basis over the following estimated useful lives: buildings, 25 to 39 years; furniture, fixtures and equipment, 5 to 10 years. Depreciation expense was $11.6 million, $8.1 million, and $6.5 million in 1994, 1993 and 1992, respectively.

    Insurance claims provisions - The Company retains a portion of the risk for its workers' compensation, employee health insurance, general liability and automobile coverage. Accordingly, provisions are made for the Company's actuarially determined estimates of future claim costs for such risks. To the extent that subsequent claim costs vary from those estimates, current earnings are charged or credited.

    Net income per common share - Net income per common share is based on the weighted average number of shares of common stock outstanding during each year, after giving effect to the five-for-four stock split paid on September 17, 1993, and to the assumed exercise of all dilutive stock options using the treasury stock method. Net income per common shares is also presented in the accompanying consolidated statements of income on an adjusted basis, which gives retroactive effect to a five-for-four stock split declared March 21, 1994 for shareholders of record on April 5, 1994, and paid on April 15, 1994.

    2.  Cash and Short-Term Borrowings:
    The cash management system provides for daily investments of available balances and the funding of outstanding checks when presented for payment.

    Outstanding but unpresented checks totaling $36.3 million and $31.8 million at January 31, 1994, and 1993, respectively, have been included in accounts payable. Upon presentation for payment, they will be funded through available cash balances or the revolving credit/term loan agreement.

    The Company had lines of credit with banks totaling $35.0 million at January 31, 1994, and $30.0 million at January 31, 1993. The lines are available for general corporate purposes and are subject to periodic review by the lending institutions which may increase or decrease the amounts available. There were no borrowings outstanding under these lines at January 31, 1994, and January 31, 1993. Additionally, the Company had an $85.0 million facility at January 31, 1994 and a $45.0 million facility at January 31, 1993 available for the issuance of letters of credit. At January 31, 1994, and January 31, 1993, the Company had outstanding letters of credit totaling $67.9 million and $40.4 million, respectively.

    The Company also has a $65.0 million revolving credit/term loan agreement to be used for seasonal working capital requirements which expires in 1995. Borrowings under this facility were $18.0 million and $10.0 million at January 31, 1994, and 1993, respectively. Interest rates on amounts borrowed under this agreement can float with the prime commercial lending rate or can be fixed not to exceed the New York certificate of deposit rate plus 0.7%, the Adjusted Eurodollar rate plus 0.45%, or the Banker's Acceptance rate plus 0.45%, all for periods up to six months. The applicable interest rates were 3.9% and 3.6% at January 31, 1994, and 1993, respectively.

    3.     Accrued Expenses:
    Accrued expenses consist of the following:

    (in thousands)                          1994      1993
    Compensation and benefits               $15,011   $11,522
    Taxes (other than taxes on income)        6,358     4,833
    Insurance                                19,907    15,201
    Other                                     6,630     6,114
                                            $47,906   $37,670

    4.     Income Taxes:
    The provision for taxes consists of the following:

    (in thousands)                1994      1993      1992
    Currently payable:
      Federal                     $27,680   $20,935   $12,203
      State                         3,839     4,056     2,874
                                   31,519    24,991    15,077
    Deferred:
      Federal                     (1,752)    (1,944)   (1,597)
      State                         (320)      (399)     (302)
                                  (2,072)    (2,343)   (1,899)
                                 $29,447    $22,648   $13,178

    Deferred tax expense (credit) is recognized for the future tax consequences of temporary differences between the amounts reported in the Company's financial statements and the tax basis of its assets and liabilities. Primary differences giving rise to the Company's deferred tax assets and liabilities are as follows:

                                        1994                           1993
    (in thousands)                Assets    Liabilities    Assets    Liabilities
    Inventory                     $1,134                   $1,114
    Property and
    equipment                               $2,563                   $2,606
    Accrued insurance             8,129                     6,202
    Other                           401                       319
                                  $9,664    $2,563         $7,635    $2,606

    Reconciliation of the federal statutory rate and the effective income tax rate follows:

                                            1994           1993      1992
    Federal statutory rate                  35.0%          34.0%     34.0%
    State income taxes, net of federal
    income tax benefit                       3.0            4.1       4.3
    Tax credits                             (0.4)          (0.8)     (0.8)
    Other                                    0.2            1.6       0.5
    Effective income tax rate               37.8%          38.9%     38.0%

    5.    Long-Term Debt:
    Long-term debt consists of the following:

    (in thousands)                                         1994      1993
    6.7% in 1994 and 1993 industrial
      revenue bonds payable through 1998                   $2,000    $2,500
    3.86% (LIBOR plus 0.5%) in 1994 and 3.75%
      (LIBOR plus 0.5%) in 1993 mortgage note payable
      to Kentucky Development Finance Authority
      through 1998                                          4,666     5,444
    Other                                                     347       369
                                                            7,013     8,313
    Less current portion                                    1,302     1,300
                                                           $5,711    $7,013

    Certain loan agreements contain restrictive covenants which, among other things, require the Company to maintain minimum amounts of tangible net worth and working capital and restrict capital expenditures, repurchases of capital stock and additional borrowings.

    Approximate maturities on long-term obligations in the years ending January 31, 1995, through 1999 are $1.3 million each year.

    6.    Commitments:
    At January 31, 1994, the Company and certain subsidiaries were committed for retail store space under noncancelable operating lease agreements, requiring annual rental payments of (in millions): 1995, $26.4; 1996, $18.9; 1997, $11.6; 1998, $5.6;
    1999, $2.2 and $0.1 in later years. Approximately one-half of such leases include renewal options for periods ranging from two to five years, and provisions for contingent rentals based upon a percentage of defined sales volume.

    Rent expense under all operating leases was as follows:

    (in thousands)      1994      1993      1992
    Minimum rentals     $28,104   $24,403   $23,617
    Contingent rentals    6,247     6,063     3,311
                        $34,351   $30,466   $26,928

    7.     Employee Benefits:
    The Company has a noncontributory defined contribution retirement plan covering substantially all employees. Pension expense was approximately $2.6 million, $1.6 million and $1.8 million, for 1994, 1993 and 1992, respectively. The Company funds all pension costs as accrued.

    8.     Capital Stock:
    The authorized capital stock of the Company consists of common stock and preferred stock. On June 8, 1992, the Company increased the number of authorized shares of $0.50 par value common stock from 45 million to 100 million. The Company also has authorized 5 million shares of preferred stock for which no series has been designated and none has been issued. On August 23, 1993, the Company's Board of Directors authorized for distribution on September 17, 1993, a five-for-four stock split to shareholders of record on September 3, 1993. On March 21, 1994, the Company's Board of Directors authorized an additional five-for-four stock split for distribution on April 15, 1994, to shareholders of record on April 5, 1994.

    9.     Stock Option Plans:
    The Company has stock option plans under which options to purchase common stock may be granted to officers, directors and key employees.

    Plan activity (as adjusted for the April 15, 1994 five-for-four stock split) is summarized below:

                                      Shares Under
                                     Plan        Option Price Per Share
    Balance, January 31, 1991      2,543,592     $1.58     to   $ 7.78
    Granted                        3,679,222      3.21     to     8.55
    Exercised                     (1,074,970)     3.44     to     8.55
    Canceled                      (  858,983)     1.86     to     7.78

    Balance, January 31, 1992      4,288,861      1.58     to     8.55
    Granted                        1,045,053      1.86     to    14.46
    Exercised                     (1,285,256)     1.58     to     8.55
    Canceled                      (  421,230)     2.98     to    12.42

    Balance, January 31, 1993      3,627,428      2.23     to    14.46
    Granted                        2,326,384     14.46     to    21.80
    Exercised                     (1,105,355)     2.98     to    12.67
    Canceled                      (  191,458)     2.98     to    21.50

    Balance, January 31, 1994      4,656,999      2.23     to    21.80
    As of January 31, 1994, options for 635,388 shares are exercisable.
    All unexercised options expire not later than the year 2004.

    10.  Quarterly Financial Data (unaudited):
    The following is a tabulation of selected unaudited quarterly financial data for the fiscal years ended January 31, 1994, and 1993. Amounts are in thousands except per share data.

    Quarter                        First          Second         Third          Fourth           Year
    1994:
    Net Sales                     $221,799       $255,564       $272,567       $383,065       $1,132,995
    Gross Profit                    62,489         73,006         79,705        110,798          325,998
    Net Income                       5,922          9,619         10,974        22,042            48,557
    Net Income Per Share (a)      0.14           0.23           0.25           0.51           1.13
    Net Income Per Share (b)      0.11           0.18           0.20           0.41           0.90

    Quarter                       First          Second         Third          Fourth            Year
    1993:
    Net Sales                     $188,565       $216,874       $223,522       $291,737       $  920,698
    Gross Profit                    52,417         61,106         64,277        89,309           267,109
    Net Income                       3,865          6,713          8,263        16,733            35,574
    Net Income Per Share (a)      0.10           0.16           0.19           0.39           0.84
    Net Income Per Share (b)      0.08           0.13           0.15           0.31           0.67
    (a) Before April 15, 1994 five-for-four stock split
    (b) After April 15, 1994 five-for-four stock split

    Cost of goods sold was determined in the first, second and third quarters utilizing estimates of inventory shrinkage, inflation and markdowns. Cost of goods sold for the fourth quarter includes an adjustment of these estimates based upon actual results. Such adjustments decreased cost of goods sold by $0.8 million in 1994 and $5.4 million in 1993. In addition, selling, general and administrative expenses in the fourth quarter have been increased by $1.5 million and $1.3 million referable to incentive bonuses and contingent rentals which were estimated during the first three quarters during 1994 and 1993, respectively.

    11.  Subsequent Event
    The Company's Board of Directors authorized on March 21, 1994, a five-for-four stock split for shareholders of record on April 5, 1994, which was paid April 15, 1994.

                     REPORT OF INDEPENDENT ACCOUNTANTS

    To the Shareholders and
    Board of Directors
    Dollar General Corporation
    Nashville, Tennessee

    We have audited the accompanying consolidated balance sheets of Dollar General Corporation and Subsidiaries as of January 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 1994. We have also audited the financial statement schedules listed in the index on page 32 of this Form 10-K. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar General Corporation and Subsidiaries as of January 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1994 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.





    Louisville, Kentucky
    March 8, 1994, except as to the information presented in Note eleven for which the date is April 15, 1994

    Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
         Inapplicable.

                                  PART III

    Item 10. Directors and Executive Officers of the Registrant Information regarding directors is incorporated herein by reference from the information contained on pages 4 through 7 and page 23 of the Company's Proxy Statement relating to the Annual Meeting of Stockholders to be held on June 6, 1994. Information regarding the Company's executive officers is contained herein at
    Part I.

    Item 11. Executive Compensation
         Information regarding executive compensation is incorporated herein by reference from the information under the captions
    "Executive Compensation" and "Election of Directors - Compensation of Directors" in the Company's Proxy Statement relating to the Annual Meeting of Stockholders to be held on June 6, 1994.

    Item 12. Security Ownership of Certain Beneficial Owners and
    Management
         This information is incorporated herein by reference from the information under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership by Officers and Directors" in the Company's Proxy Statement relating to the Annual Meeting of Stockholders to be held on June 6, 1994.

    Item 13. Certain Relationships and Related Transactions
         This information is incorporated herein by reference from the information under the caption "Transactions with Management and Others" of the Company's Proxy Statement relating to the Annual Meeting of Stockholders to be held on June 6, 1994.

                                  PART IV

    Item 14. Exhibits, Financial Statement Schedules and Reports on
    Form 8-K
    (a)(1)  Consolidated Financial Statements:
            The following Financial Statements incorporated herein by reference from Part II, Item 8 of this report:

            Consolidated Balance Sheets, January 31, 1994 and 1993 Consolidated Statements of Income for the years ended
              January 31, 1994, 1993 and 1992
            Consolidated Statements of Cash Flows for the years ended
              January 31, 1994, 1993 and 1992
            Consolidated Statements of Shareholders' Equity for the years ended January 31, 1994, 1993 and 1992
            Notes to Consolidated Financial Statements
            Report of Independent Accountants

        (2) Financial Statement Schedules:
            Supplemental Schedule II-Amounts Receivable from Related
            Parties,
              and Underwriters, Promoters and Employees other than Related Parties
            Supplemental Schedule IX-Short Term Borrowings
            Supplemental Schedule X-Supplementary Income Statement
            Information

        All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or the information is included in the Consolidated Financial Statements, and therefore, have been omitted.

    (3)     Exhibits:

        3 (a) Restated Articles of Incorporation, as amended
              (incorporated by reference to the Registrant's Annual
              Report on Form 10-K for the fiscal year ended January 31,
              1993)
        3 (b) Bylaws as amended February 1, 1993 (incorporated by
              reference to the Annual Report on Form 10-K for the
              fiscal year ended January 31, 1993)
        4     Articles V, VII and X of the Registrant's Articles of
              Incorporation (included in Exhibit 3 (a))
        10(a) Loan Agreement dated August 19, 1992, [as amended] by and among Dollar General Corporation, Dolgencorp, Inc. and
              NationsBank of North Carolina, N.A. (incorporated herein
              by reference to the Annual Report on Form 10-K for the
              fiscal year ended January 31, 1993)
       MANAGEMENT CONTRACT OR COMPENSATORY PLANS
        10(b) Dollar General Corporation 1988 Outside Directors' Stock
              Option Plan, as amended, (incorporated herein by
              reference to the Registrant's definitive Proxy Statement
              for the Annual Meeting of Stockholders held June 13,
              1989)
        10(c) Dollar General Corporation 1989 Employee Stock Incentive
              Plan, as amended (incorporated herein by reference to the
              Registrant's definitive Proxy Statement for the Annual
              Meeting of Stockholders held June 13, 1989)
        10(d) 1993 Employee Stock Incentive Plan (incorporated herein by reference to the Registrant's definitive Proxy
              Statement for the Annual Meeting of Stockholders held
              June 7, 1993)
        10(e) 1993 Outside Directors' Stock Option Plan (incorporated herein by reference to the Registrant's definitive Proxy
              Statement for the Annual Meeting of Stockholders held
              June 7, 1993)
        11    Statement re: Computation of Earnings Per Share
        22    Subsidiaries of the Registrant
        23    Consent of Independent Accountants


    (b) No report on Form 8-K was filed by the Company during the last fiscal quarter.

    SIGNATURES
        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DOLLAR GENERAL CORPORATION


    Date:  April 27, 1994         By:  /s/Cal Turner, Jr.
    Cal Turner, Jr.,President


        Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

               Name                     Title                Date

     /s/Cal Turner, Jr.       Chairman of the Board,    April 27,
     CAL TURNER, JR.          President and Chief       1994
                              Executive Officer
                              (Principal Executive
                              Officer)
     /s/C. Kent Garner        Vice President and Chief  April 27,
     C. KENT GARNER           Financial Officer         1994
                              (Principal Financial and
                              Accounting Officer)

     /s/Cal Turner            Director                  April 27,
     CAL TURNER                                         1994

     /s/Wallace N. Rasmussen  Director                  April 27,
     WALLACE N. RASMUSSEN                               1994

     /s/John B. Holland       Director                  April 27,
     JOHN B. HOLLAND                                    1994

     /s/James D. Cockman      Director                  April 27,
     JAMES D. COCKMAN                                   1994

     /s/William S. Wire, II   Director                  April 27,
     WILLIAM S. WIRE, II                                1994

     /s/James L. Clayton      Director                  April 27,
     JAMES L. CLAYTON                                   1994

     /S/Reginald D. Dickson   Director                  April 27,
     REGINALD D. DICKSON                                1994

     /s/David M. Wilds        Director                  April 27,
     DAVID M. WILDS                                     1994

    DOLLAR GENERAL CORPORATION
    SCHEDULE II - AMOUNTS RECEIVABLE FROM RELATED PARTIES, AND
    UNDERWRITERS, PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES (amounts in thousands)

                                                                     Balance at
                             Balance at                              January 31, 1994
                             January 31                                        Non-
    Name of Debtor           1993           Additions Deductions     Current   Current
    Cal Turner, Jr.          $105           ---       $12            ---       $93

                             Balance at
                             January 31,                                       Non-
                             1992           Additions Deductions     Current   Current
    Cal Turner, Jr.          $116           ---       $11            ---       $105

                             Balance at
                             January 31,                                       Non-
                             1991           Additions Deductions     Current   Current
    Cal Turner, Jr.          $128           ---       $12            ---       $116
                             $128           ---       $12            ---       $116

    Notes:

    During 1986, the Company moved certain of its executive personnel to Nashville, Tennessee. In connection with such relocation, the Company agreed to make loans to assist in the purchase of new homes. The loans are at 9% and are in the form of junior mortgages secured by the houses. Each mortgage will be fully paid upon a 15-year amortization of the loan. The borrower is liable for the unpaid balance of the mortgage at all times. The Company will forgive the amortized principal and interest annually, and such amount will be included as income to the borrower. If such individual leaves the Company prior the 15-year amortization of the loan, the Company's agreement to forgive periodically mortgage amounts will terminate. In the opinion of management, the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risks of collectability or present other unfavorable features.

    DOLLAR GENERAL CORPORATION
    SCHEDULE IX-SHORT TERM BORROWINGS
    Years ended January 31, 1994, 1993 and 1992
    (amounts in thousands)

                                                                Maximum        Average        Weighted
    Category                                     Weighted       Amount         Amount         Average
    Aggregate                Balance at          Average        Outstanding    Oustanding     Interest Rate
    Short-Term               End of              Interest       During the     During the     During the
    Borrowings               Year (A)            Rate           Year           Year (B)       Year(C)
    1994:
              Notes
              payable to
              Bank           $18,000             3.90%          $70,909        $34,102        3.77%
    1993:
              Notes
              payable to
              Bank           $10,000             3.64%          $57,000        $29,323        4.09%
    1992:
              Notes
              payable to
              Bank           $12,587             4.81%          $48,433        $22,750        6.52%

         (A) Notes payable to bank represent borrowings that are reviewed periodically for renewal by the Company and have a termination date of less than one year.
         (B) The average amount outstanding during the period was computed by dividing the total daily outstanding principal by 365.
         (C) The weighted average interest rate during the period was computed based upon the sum of each individual borrowing divided by total borrowings multiplied by each actual interest rate.

    DOLLAR GENERAL CORPORATION

    SCHEDULE X-SUPPLEMENTARY INCOME STATEMENT INFORMATION
    Years Ended January 31, 1994, 1993 and 1992
    (amounts in thousands)

                                       1994           1993           1992
    Advertising Costs                  $15,127        $13,438        $13,088
    Depreciation and amortization of
         intangible assets             $11,729        $ 8,229        $ 6,681

    Amount for maintenance and repairs is not presented as such amount is less than 1% of total sales and revenues.

    INDEX TO EXHIBITS

    Exhibit
    Number    Description
    3 (a)     Restated Articles of Incorporation, as amended
              (incorporated by reference to the Registrant's Annual
              Report on Form 10-K for the fiscal year ended January 31,
              1993)
    3 (b)     Bylaws as amended February 1, 1993 (incorporated by
              reference to the Annual Report on Form 10-K for the
              fiscal year ended January 31, 1993)4 Articles V, VII and
              X of the Registrant's Articles of Incorporation (included
              in Exhibit 3 (a))
    10 (a)    Loan Agreement dated August 19, 1992, [as amended] by and
              among Dollar General Corporation, Dolgencorp, Inc. and
              NationsBank of North Carolina, N.A. (incorporated herein
              by reference to the Annual Report on Form 10-K for the
              fiscal year ended January 31, 1993)
    MANAGEMENT CONTRACT OR COMPENSATORY PLANS
    10 (b)    Dollar General Corporation 1988 Outside Directors' Stock
              Option Plan, as amended, (incorporated herein by
              reference to the Registrant's definitive Proxy Statement
              for the Annual Meeting of Stockholders held June 13,
              1989)
    10 (c)    Dollar General Corporation 1989 Employee Stock Incentive
              Plan, as amended (incorporated herein by reference to the
              Registrant's definitive Proxy Statement for the Annual
              Meeting of Stockholders held June 13, 1989)
    10 (d)    1993 Employee Stock Incentive Plan (incorporated herein
              by reference to the Registrant's definitive Proxy
              Statement for the Annual Meeting of Stockholders held
              June 7, 1993)
    10 (e)    1993 Outside Directors' Stock Option Plan (incorporated
              herein by reference to the Registrant's definitive Proxy
              Statement for the Annual Meeting of Stockholders held
              June 7, 1993)
    11        Statement re: Computation of Earnings Per Share
    22        Subsidiaries of the Registrant
    23        Consent of Independent Accountants